13D SHAREHOLDERS GROUP

John C. Allen, Sr.                                   Donn Gifford
Lillian I. Allen                                     Linda Gifford
Roland R. Batson                                     Ginette Gladu
Richard Boulet        TO: All Sharholders            Robert R. Gladu
Joan P. Cote                   Of                    Andrew Gross
Paul A. Cote     Novametrix Medical Systems, Inc.    Dana Gross
Normand F. Doyon                                     John F. Gross
Pauline G. Doyon     FROM: The Novametrix 13D        Susan T. Gross
Sandra Dunham              Shareholders Group        Diane James
Thomas B. Dunham                                     Richard James
Adrienne R. Emmi       DATE: August 6, 1996          William Lagerson
Anthony N. Emmi                                      Pierre Levesque
Armen Ghugasian                                      Edgar Morin
Takuhe Ghugasian                                     John Orestis
Vartan Ghugasian                                     Raymond E. Robichaud




       For some time now, a           A     substantial number of Novametrix
 shareholders have become increasingly dissatisfied with Management's lack of
       concern for           interest in     maximizing shareholder values
   and concerns    .         To emphasize their concerns,           On
April 17, 1996     the shareholders formed a so-called 13D Group,    which now
represents            including those listed on the letterhead of this letter,
representing about 9% of the Company's common shareholders, and filed the scheudle with the Securities and Exchange Commission. The Group has now been
expanded to include        approximately        15           16%     of the
common        shareholders           stock of the Company.  We want the
Company and its shareholders to prosper.

       As you can see from the following material, we           We have
encountered strong opposition and were rebuffed by Management in attempting to present a Shareholder Proposal requesting company action on our concerns. As a result of this opposition, we felt that:

     1.   Management had no real interest in        the shareholder's
             shareholders'     concerns;
     2.          The           Management's     opposition was indicative of
          a continuous attitude towards shareholders; and
     3.          The shareholders should           We must     take decisive
          action   .            to correct the situation.

   - WE NEED YOUR SUPPORT -

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In view of Management's continuing opposition, we feel there is only one way to get company action on our concerns. This is to wage a proxy contest at this year's Annual Shareholder Meeting and get true shareholder representation on the Board of Directors. We seek the election of two directors at this year's Annual Shareholder Meeting and we have proposed our own slate in the enclosed proxy materials.

We urge you to read the enclosed proxy material carefully, and if you share the Group's concerns, please sign the enclosed proxy card and return it to us promptly in the enclosed envelope.

     Let's elect two shareholder representatives to the board and send a real message to Management.

   You will be receiving from Management proxy material asking you to vote for their slate of Directors. If you share our concerns, then DO NOT RETURN THE MANAGEMENT PROXY. IF YOU DO, YOU MAY CANCEL YOUR VOTE FOR THE INDEPENDENT DIRECTORS.

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WHAT HAS BEEN MANAGEMENT'S ATTITUDE TOWARD SHAREHOLDER CONCERNS?

We feel strongly that some of the shareholders most basic concerns are being ignored by Management, such as:

          *  What are the Company's prospects?
          *  What is the Company actually worth?
          * Does Management have a constructive program in place to enhance shareholder values?

Before the 13D Group was formed to make the Shareholder Proposal, several members of the Group attempted to have a constructive dialog with Management about the members' concerns. Each was rebuffed. The Group was then organized and filed a formal Shareholder Proposal with the Company to be included with the proxy material the Management sends out to shareholders for the annual meeting. The Proposal urged the directors to develop a program to maximize shareholder values, including retention of an investment banking firm to address these concerns on an organized basis. A copy of the Proposal is included in our proxy statement. The Management flatly refused to include the Group's Proposal with their proxy materials on the ground that the Proposal involved matters in the ordinary course of business.


WHY WE BELIEVE MANAGEMENT IS FREE TO ACT ARBITRARILY

The reason is        that        the bylaws and Articles of Incorporation of
the Company are structured so        that        Management and Directors can
apparently operate almost as they see fit without any real control by shareholders. For example:

      1. Management has nominated the directors and elects them routinely with your proxies.

      2.  Directors themselves can change their    total     number between
          three and nine at any time without the approval of the shareholders.

      3. Directors can change the bylaws at any time without the approval of the shareholders.

      4. Shareholders cannot change the bylaws or the Articles of Incorporation unless they get approval of 80% of all shareholders.

      5. Management can call a special meeting of shareholders any time to discuss their own proposals.

      6. Shareholders cannot call a special meeting to discuss their proposals or their dissatisfaction with Management unless:
                a.  the directors agree to it; or
                b.  they can get 80% of all shareholders to agree.

As a result of these one-sided restrictions, we believe Management is operating as if it were sheltered behind a form of Iron Curtain. The shareholders, on the other hand, are on the outside, looking in.


   HOW HAS MANAGEMENT EXERCISED ITS POWERS?

   After we formed our 13D Shareholders Group on April 17, 1996, Management tried to take away the ultimate power we have as shareholders to elect the members of the Board of Directors. Although management's proxy statements in 1994 and 1995 promised the shareholders that three existing Class A Directors would be up for election at the 1996 Annual Meeting of Shareholders, just two months ago the Board of Directors took away from the shareholders the decision of whether Steven Shulman would continue as a Director. Instead, they appointed Mr.Shulman a Director and limited the number of Directors to stand for election at the Shareholder Meeting to two, rather than three, of the six member Board. By doing so, the existing Board was able to prevent Shareholders from electing at the Shareholders Meeting one half of the Board of Directors. Management was able to ensure its hand-picked candidates would comprise a majority of the Board of Directors.

What's more, Mr. Shulman will now serve, in effect, a four year term. This is contrary to the Certificate of Incorporation of the Company, which was the basis on which the Company was formed. The Certificate limits the term to three years. We believe it also violates the Bylaws of the Company and the Securities laws. It is as if the Vice President of the United States said that the President would serve a four year term until 1997 rather than stand for election in 1996. This undemocratic action by the Board of Directors should not be permitted.


WHAT CAN THE SHAREHOLDERS DO ABOUT IT?

It is clear to us        that        the shareholders have little say in the
Company, and, under the present restrictions, probably never will have a significant voice. We asked for a chance to bring before all the shareholders in the annual proxy statement a perfectly reasonable proposal and were turned down
flat.  With such a precedent, it appears        that        shareholder
proposals are likely to meet with resistance from Management in the future.
To have any meaningful voice at all in this Company, the shareholders must have representation on the Board of Directors, through directors they nominate and
choose.  Without that, we feel very strongly        that        we are just
captives of Management and their handpicked Board of Directors. After all, we are supposed to own this Company and we are entitled to have a management that
is responsive to shareholder interests.  We believe        that        the
present system is excessively management-oriented and not in the best interests of the Company and its shareholders. In fact, two of the current directors do not even own any stock in the Company. Make no mistake: Management has clearly
demonstrated to us        that        it wants no input or interference from
shareholders.  Let's change that.

WE NEED TO ELECT REAL SHAREHOLDER REPRESENTATIVES TO THE BOARD OF DIRECTORS

We believe this is the only way to create an effective shareholder voice in
this company.  This year there will be        three           two     directors
elected at the Annual Meeting. As usual, Management will hand-pick its own slate and send it to you for your vote. If we do not present an opposing slate of candidates, the Management slate will be elected as usual - and the current
Management attitude will continue unchanged.     In our opinion,
Your           your     vote will have had no significance   .            in
our opinion.

If you agree with the Group's concerns and want to create real shareholder
interest in this company,        then        we urge you to vote for the 13D
slate of candidates. They are:

                Dr. Vartan Ghugasian

                Paul A. Cote

We urge you to review the materials enclosed regarding them.

       You will be receiving from Management proxy material asking you to vote
for their slate of Directors.         If you share our concerns, then DO NOT
RETURN THE MANAGEMENT PROXY. IF YOU DO, YOU MAY CANCEL YOUR VOTE FOR THE INDEPENDENT DIRECTORS.